Exhibit 8.1

September 29, 2010

Inergy, L.P.

Two Brush Creek Boulevard

Suite 200

Kansas City, Missouri 64112

Ladies and Gentlemen:

We have acted as counsel to you in connection with the transactions (the “Transactions”) contemplated by the First Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 3, 2010, by and among Inergy, L.P. (“Inergy”), Inergy GP, LLC, Inergy Holdings, L.P. (“Holdings”), Inergy Holdings GP, LLC, NRGP Limited Partner, LLC and NRGP MS, LLC. In connection with the Transactions, you have requested our opinion as to certain U.S. federal income tax matters relating to Inergy and its unitholders.

In preparing our opinion, we have examined the Merger Agreement, including the proxy statement/prospectus that forms a part of the registration statement on Form S-4 (the “Registration Statement”) initially filed with the Securities and Exchange Commission on September 3, 2010, by Inergy. Our opinion is based on (i) the accuracy of the statements and facts concerning the Transactions set forth in the Merger Agreement and the Registration Statement (including, without limitation, their respective exhibits), (ii) the consummation of the Transactions in the manner contemplated by, and in accordance with the terms set forth in, the Merger Agreement and the Registration Statement, (iii) representations made by you with respect to certain factual matters, including the representations set forth in a letter from you (and have assumed that such representations will be accurate and complete as of the closing date of the Transactions), and (iv) financial information provided to us by you.

Based on the foregoing, unless otherwise noted in such discussions, the description of the law and the legal conclusions with respect to matters of U.S. federal income tax law set forth in the discussions in the Registration Statement under the caption “U.S. Federal Income Taxation of Ownership of Inergy LP Units and Class B Units” is our opinion. No opinion is expressed as to any matter not discussed herein.

Our opinion is based on the Internal Revenue Code of 1986, as amended (the “Code”), the legislative history with respect thereto, rules and regulations promulgated thereunder, published rulings and court decisions, all as in effect and existing on the date hereof, and all of which are subject to change at any time, possibly on a retroactive basis. There can be no assurance that our conclusions will not be rendered invalid as a result of subsequent changes in the law, including changes to the Code, the regulations thereunder, or the interpretation thereof by the courts or the Internal Revenue Service.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Registration Statement. This consent does not, however, constitute an admission that we are “experts” as such term is defined in Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ VINSON & ELKINS L.L.P.

Vinson & Elkins L.L.P.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com